October 2, 2024

Stephen J. Guillaume
Chief Financial Officer
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, Pennsylvania 16933

        Re: Citizens Financial Services, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-41410
Dear Stephen J. Guillaume:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance